MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT
August 15, 2007

CANWEST MEDIAWORKS INC.

AND

CW MEDIA INC.

        TABLE OF CONTENTS

        Page

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION		2
1.1	Definitions	2
1.2	Certain Rules of Interpretation	6
1.3	Entire Agreement	7
1.4	Accounting Principles	7
1.5	Schedules	7
ARTICLE 2

REPORTING		7
2.1	Reporting	7
2.2	Programming Decisions	8
ARTICLE 3

SERVICES		8
3.1	Appointment	8
3.2	Voting Trust Agreement	8
3.3	Powers of the Manager	8
3.4	Personnel of CanWest	9
3.5	Third Party Service Providers	9
3.6	Exclusivity	9
3.7	Services Between CW Media and the Contributed Business	9
ARTICLE 4

FEES AND COSTS		10
4.1	Fees and Expenses	10
4.2	Sales Taxes	10
4.3	Failure to Pay when Due	10
4.4	Tax Status of Payments	11
4.5	Goods and Services Tax and Harmonized Sales Tax Registration	11
ARTICLE 5

ACTIVITIES OF CANWEST
5.1	Standard of Care and Delegation	11
5.2	Reliance	12
5.3	No Liability	12
ARTICLE 6

ACCESS RIGHTS AND AUDIT RIGHTS		13
6.1	Access Rights and Audit Rights	13
ARTICLE 7

INDEMNIFICATION		13
7.1	Indemnification	13
ARTICLE 8

DISPUTE RESOLUTION		14
8.1	Dispute Resolution	14
8.2	Arbitration	14
ARTICLE 9

TERM AND TERMINATION		15
9.1	Term	15
9.2	Termination by CanWest	15
9.3	Termination by CW Media	16
9.4	Survival of Certain Obligations	16

        TABLE OF CONTENTS

        (continued)

        Page

ARTICLE 10

GENERAL		16
10.1	Force Majeure	16
10.2	Notices	16
10.3	Non-Solicit/No-Hire	17
10.4	Assignment, Successor and Assigns	18
10.5	Amendments and Waivers	18
10.6	Further Assurances	18
10.7	Relationship of Parties	19
10.8	Third Party Beneficiaries	19
10.9	Assignment	19
10.10	Osler, Hoskin & Harcourt LLP Acting for More than One Party	19
10.11	Enurement	19
10.12	Execution and Delivery	19

MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT is made as of August 15, 2007

B E T WE E N:

CANWEST MEDIAWORKS INC., a corporation governed by the laws of Manitoba,

(“CanWest”)

- and -

CW MEDIA INC., a corporation governed by the laws of Canada,

(“CW Media”)

RECITALS:

A.
CanWest and GS Capital Partners AA Investment LLC are parties to a Joint Venture Term Sheet entered into on January 10, 2007 (the “JV Term Sheet”) pursuant to which CanWest and GSCP agreed, among other things, to acquire Alliance Atlantis Communications Inc. (“AA”) and to reorganize the business divisions of AA and its subsidiaries, such that all of the assets and operations of the broadcasting division of AA and its subsidiaries are held by CW Media.

B.
Pursuant to the JV Term Sheet, CW Investments Co. (the “Corporation”), CanWest and Affiliates of GSCP and CanWest have entered into a shareholders agreement dated as of the date of this Agreement (the “Shareholders Agreement”) governing their interests in and the operation of the Corporation and its Subsidiaries.

C.	CW Media is an indirect wholly-owned Subsidiary of the Corporation.

D.
Also pursuant to the JV Term Sheet, CanWest and GSCP agreed that CanWest would have exclusive day-to-day management of the business, affairs and operations of CW Media and its Subsidiaries, in addition to and in combination with those of the Contributed Business.

E.
In connection with such management of the business, affairs and operations of CW Media and its Subsidiaries in combination with those of the Contributed Business or the Contributed Entity, CW Media and its Subsidiaries may provide certain services to the Contributed Business and the Contributed Business or the Contributed Entity may provide certain services to CW Media and its Subsidiaries.

F.
As contemplated by Schedule 5.1 to the Shareholders Agreement, CanWest shall transfer the Contributed Business to a new entity (the “Contributed Entity”) prior to the combination of the Contributed Business with the business of the Corporation and its Subsidiaries.

G.	The JV Term Sheet has been superseded by the Shareholders Agreement and this Agreement.

H.
CW Media and CanWest are entering into this Agreement to set out the terms upon which CanWest and its Affiliates (including the Contributed Entity) will provide such management and other services to CW Media and its Subsidiaries and to provide for certain reimbursement of expenses in connection with the provision of services between CW Media and its Subsidiaries and the Contributed Business or the Contributed Entity.

THEREFORE, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Unless otherwise defined in this Agreement, capitalized terms used in this Agreement, including the recitals to this Agreement, have the meanings assigned to them in the Shareholders Agreement.  Wherever used in this Agreement, the following words and terms will have the meanings set out below:

“Affiliate” and “Affiliates” has the meaning set out in Section 1.1 of the Shareholders Agreement;

“Agreement” means this Management and Administrative Services Agreement, including all amendments or restatements as permitted, and references to “Article” or “Section” mean the specified article or section of this Agreement;

“Ancillary Agreements” has the meaning set out in the Separation and Distribution Agreement dated as of the date of this Agreement among CW Media and certain other parties;

“Appeal Arbitrator” has the meaning set out in Section 8.2(c);

“Appeal Respondent” has the meaning set out in Section 8.2(c);

“Appellant” has the meaning set out in Section 8.2(c);

“Arbitration Act” has the meaning set out in Section 8.2(a);

“Business” has the meaning set out in Section 1.1 of the Shareholders Agreement;

“Business Day” means any day, other than a Saturday or Sunday, on which the principal commercial banks in Toronto, Winnipeg and New York are open for commercial banking business during normal banking hours;

“Claims” has the meaning set out in Section 7.1;

“Confidential Arbitration Information” has the meaning set out in Section 8.2(e);

“Contributed Business” has the meaning set out in Section 1.1 of the Shareholders Agreement;

“Contributed Entity” has the meaning set out in the sixth Recital;

“Costs” means all direct and actual costs and expenses incurred in providing Services pursuant to this Agreement, but not including taxes in respect of which the Person incurring the Costs is entitled to claim a full credit, refund or rebate;

“CRTC Regulations” has the meaning set out in Section 1.1 of the Shareholders Agreement;

“Dispute” has the meaning set out in Section 8.1;

“Expenses” means all reasonable, direct, out-of-pocket costs and expenses and third party fees, costs and expenses incurred in connection with carrying out Services pursuant to this Agreement, including travel, accommodation and courier expenses and the fees, costs and expenses of third parties retained by CanWest in accordance with Section 3.5 or Section 5.1(b), but not including taxes in respect of which the Person incurring the Expenses is entitled to claim a full credit, refund or rebate;

“Expert” has the meaning set out in Section 5.2;

“Force Majeure” means any cause beyond the reasonable control of a Party including acts of God, acts of nature, acts of Governmental Entities, including the enactment of Laws, fire, flood, storm, war, insurrection, riot or other civil unrest, strikes, lockouts or other labour or industrial disturbances and accidents, nuclear or other explosion, radioactive or biological or chemical contamination, disease, epidemic, quarantine restriction, electrical or power outages or shortages, blockade, sabotage, seizure, computer failure, equipment breakdowns or inability to obtain sufficient labour, raw materials, fuel, transportation or utilities.  A Force Majeure event or cause shall not include any event or cause that:

(i)	is a reasonably foreseeable consequence of the negligence or deliberate act of the Party in breach;

(ii)	could have been avoided through the exercise of reasonable diligence on the part of the Party in breach or any Person engaged by such Party; or

(iii)	results from a lack of financial resources;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Toronto Stock Exchange or any other stock exchange;

“GSCP” means GS Capital Partners VI Fund, L.P., a limited partnership governed by the laws of Delaware;

“GS Team” means Gerry Cardinale, Sumit Rajpal and Alex Song or such replacements of any of them, as representatives of the Goldman Sachs Principal Investment Area (or any successor to that area of Goldman Sachs) who are responsible for GSCP’s indirect investment in CW Media, as GSCP may in good faith from time to time appoint by Notice to CanWest;

“Indemnified Party” has the meaning set out in Section 7.1;

“Insolvency Event” means in respect of a Person:

(i)
the commencement by the Person of any proceedings under any bankruptcy, arrangement, reorganization, dissolution, liquidation, insolvency, winding-up or similar law of any jurisdiction for the relief from or otherwise primarily affecting the rights of creditors of the Person, including under the Bankruptcy and Insolvency Act (Canada) (the “BIA”), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or the United States Bankruptcy Code (each an “Insolvency Proceeding”);

(ii)	the commencement of an Insolvency Proceeding against or in respect of the Person which is not contested and dismissed within 120 days of such commencement;

(iii)
the Person (i) making a general assignment for the benefit of its creditors, including any assignment made pursuant to the BIA, (ii) acknowledging its insolvency in writing or (iii) being declared bankrupt or insolvent;

(iv)
any receiver, receiver-manager, interim receiver, monitor, liquidator, assignee, custodian, trustee, sequestrator or other similar entity being lawfully appointed in respect of the Person or all or substantially all of the Person’s property, assets or undertaking following proper notice to the Person where the Person is not contesting such appointment in good faith; and

(v)
any holder of any security interest, mortgage, lien, charge, claim or encumbrance lawfully taking possession, management or control of all or substantially all of the Person’s property, assets or undertaking following proper notice to the Person where the Person is not contesting such action in good faith;

“JV Term Sheet” has the meaning set out in the first Recital;

“Laws” means all applicable laws, including common law, by-laws, rules, statutes, regulations and legally binding decisions, orders, ordinances, protocols, codes, guidelines, policies, notices, directions, instructions and authorizations and judgements or other legally binding requirements of any Governmental Entity;

“Management Services” means the management Services to be provided by CanWest and its Affiliates (including the Contributed Entity) as described in Article 3;

“Notice” has the meaning set out in Section 10.2;

“Notice of Appeal” has the meaning set out in Section 8.2(c);

“Parties” means, collectively, CW Media and CanWest and “Party” means either one of them;

“Person” has the meaning set out in Section 1.1 of the Shareholders Agreement;

“Prime Rate” means a rate of interest per annum equal to the rate quoted from time to time by the Bank of Nova Scotia as the reference rate of interest it uses for determining interest rates on Canadian dollar commercial loans in Canada and designated by such Bank as its “prime rate”;

“Regulated Assets” has the meaning set out in Section 3.2;

“Reporting Committee” means the reporting committee appointed pursuant to Section 4.8 of the Shareholders Agreement, which is intended as a committee through which CW Media will report to its ultimate shareholders;

“Services” means corporate and other similar services (including general management and operating services; legal services; tax, treasury, finance and accounting services; personnel, labour relations and human resources services; information technology services; interactive media services; corporate development services; and regulatory support services) provided pursuant to this Agreement (including the services described in Schedule A), including services to be provided by CanWest to CW Media and its Subsidiaries and to the Contributed Business or the Contributed Entity, services to be provided by the Contributed Business or the Contributed Entity to CW Media and its Subsidiaries and services to be provided by CW Media and its Subsidiaries to the Contributed Business or the Contributed Entity;

“Service Provider” means (i) CanWest, to the extent that it provides Services to any or all of CW Media and its Subsidiaries and the Contributed Business or the Contributed Entity, (ii) the Contributed Business or the Contributed Entity, to the extent that it provides Services to CW Media and its Subsidiaries and (iii) CW Media and its Subsidiaries, to the extent that they provide Services to the Contributed Business or the Contributed Entity;

“Service Recipient” means (i) CW Media and its Subsidiaries, to the extent that they receive Services from any or all of CanWest or its Affiliates, the Contributed Business or the Contributed Entity or (ii) the Contributed Business or the Contributed Entity, to the extent that it receives Services from CW Media or its Subsidiaries or from CanWest or its Affiliates;

“Shareholders Agreement” has the meaning set out in the second Recital;

“Subsidiary” has the meaning set out in Section 1.1 of the Shareholders Agreement; and

“Voting Trust Agreement” means the voting trust agreement dated as of the date of this Agreement between CW Media and James B. Macdonald.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Time - Time is of the essence in the performance of the Parties’ respective obligations.

(b)	Currency - Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)	Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)
Consent - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time period, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its consent or approval.

(e)
Time Periods - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(f)
Business Day - Whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following.

(g)
Governing Law - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

(h)	Including - Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(i)
No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(j)	Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(k)	Severability - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable,

such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(l)
Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation that amends, supplements or supersedes any such statute or any such regulation.

1.3	Entire Agreement

This Agreement, the Ancillary Agreements and the agreements and other documents required to be delivered pursuant to this Agreement constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties, in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise, including the JV Term Sheet.  There are no covenants, promises, warranties, representations, conditions or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral, whether statutory or otherwise, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and the Ancillary Agreements and any document required to be delivered pursuant to this Agreement.

1.4	Accounting Principles

Unless otherwise specified, wherever in this Agreement reference is made to generally accepted accounting principles (“GAAP”), such reference shall be deemed to be to the generally accepted accounting principles as defined as at the date of this Agreement by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants.

1.5	Schedules

The following Schedule to this Agreement is an integral part of this Agreement:

Schedule A  -   Methodology for Determining Costs and Expenses

ARTICLE 2

REPORTING

2.1	Reporting

CanWest will report to the Reporting Committee from time to time as reasonably requested by any member of the Reporting Committee, including in respect of the business of CW Media and its Subsidiaries and in respect of the Contributed Business or the Contributed Entity.

2.2           Programming Decisions

Decisions of CanWest in respect of programming by CW Media and its Subsidiaries shall not be subject to any review or revision by the Reporting Committee.

ARTICLE 3

SERVICES

3.1	Appointment

CW Media, on its own behalf and on behalf of each of its Subsidiaries, hereby engages CanWest on its own behalf and on behalf of its Affiliates (including the Contributed Entity) to manage and control the day-to-day business, affairs and operations of CW Media and each of its Subsidiaries (subject in all cases to Section 4.7(b) of the Shareholders Agreement) and CanWest hereby accepts such engagement on its own behalf and on behalf of its Affiliates (including the Contributed Entity) upon and subject to the terms and conditions of this Agreement.  CanWest and its Affiliates (including the Contributed Entity) shall be the exclusive provider of such services to CW Media, subject to the terms of the Voting Trust Agreement and any existing management agreements entered into by CW Media or its Subsidiaries.

3.2	Voting Trust Agreement

Certain of the assets and employees of CW Media and its Subsidiaries will be subject to the Voting Trust Agreement until such time as the approval of the Canadian Radio-television and Telecommunications Commission has been obtained under the CRTC Regulations in connection with the acquisition of those portions of the business of AA that are subject to the CRTC Regulations (the “Regulated Assets”).  For the avoidance of doubt, the engagement under Section 3.1 and the power and authority granted under Section 3.3 will not apply in respect of the Regulated Assets while they are subject to the Voting Trust Agreement.

3.3	Powers of the Manager

CanWest shall have full power and authority to supervise, manage and administer the day-to-day business, affairs and operations of CW Media and each of its Subsidiaries in accordance with the terms and conditions of this Agreement, subject to the provisions of the Shareholders Agreement and the Voting Trust Agreement.  Without limiting the foregoing, CanWest shall, subject to the provisions of the Shareholders Agreement, this Agreement and the Voting Trust Agreement, have the full unrestricted power and sole and exclusive authority to do as follows for and on behalf of CW Media and each of its Subsidiaries:

(a)
administer the day-to-day operations of CW Media and its Subsidiaries, including the maintenance of proper and complete books and records in connection with the management and administration of the affairs of CW Media and each of its Subsidiaries;

(b)
exercise sole and exclusive control and influence over all programming decisions relating to the business of CW Media and each of its Subsidiaries, including the selection of programs to be distributed and the terms of their distribution;

(c)	prepare reports for the use of CW Media and each of its Subsidiaries and its direct and indirect shareholders, as and when required by the Reporting Committee;

(d)	conduct and coordinate relations on behalf of CW Media and each of its Subsidiaries with other Persons, including customers, suppliers, lawyers, auditors, technical consultants and other experts;

(e)	obtain or assist in obtaining any regulatory approvals that may be required by CW Media and each of its Subsidiaries;

(f)	manage, administer, conserve, develop, operate and dispose of any and all properties or assets of CW Media and each of its Subsidiaries;

(g)	arrange for necessary financing for CW Media and its Subsidiaries, including term and operating lines of credit and other debt financing;

(h)	provide for and arrange payment of all debts, expenses, liabilities and other obligations of CW Media and each of its Subsidiaries; and

(i)	execute any and all other deeds, documents and instruments and to do all acts as may be necessary or desirable to carry out the intent and purpose of this Agreement.

3.4	Personnel of CanWest

CanWest and its Affiliates (including the Contributed Entity) will make available to CW Media and its Subsidiaries, on a full-time, part-time or seconded basis, such personnel of CanWest and its Affiliates (including the Contributed Entity) as may be necessary, in the sole determination of CanWest, to deliver the Management Services.  Such personnel will at all times remain employees of CanWest or its Affiliates, as the case may be, and under the direction of CanWest.

3.5	Third Party Service Providers

CanWest may, subject to Section 5.1, retain such other Persons, including Experts, as it in good faith considers necessary or desirable to provide or assist in the provision of the Services.  CW Media shall reimburse CanWest for the fees, costs and expenses of such third parties, or shall cause one or more of its Subsidiaries to so reimburse CanWest, in accordance with Section 4.1.

3.6	Exclusivity

None of CW Media or its Subsidiaries shall engage any third party to provide Management Services, or any services similar to the Management Services, without the prior written consent of CanWest.

3.7	Services Between CW Media and the Contributed Business

In the course of exercising its powers under this Agreement, CanWest may cause CW Media and its Subsidiaries to provide certain Services to the Contributed Business or the Contributed Entity and may cause the Contributed Business or the Contributed Entity to provide certain Services to CW Media and its Subsidiaries.

Article 4

FEES AND COSTS

4.1	Fees and Expenses

(a)	Each Service Recipient shall reimburse, or to cause one or more of its Subsidiaries to reimburse, each of its Service Providers for all Costs and Expenses, without duplication.

(b)
Each Service Provider shall invoice each of its Service Recipients or the applicable Subsidiaries monthly in arrears for any Costs and any Expenses incurred by such Service Provider, and, subject to Section 4.1(a), each such Service Recipient shall pay, or cause one or more of its Subsidiaries to pay, such invoices within 15 days of its receipt of such invoices.

(c)
At CanWest’s discretion, the invoices provided under Section 4.1(b) may be prepared based upon an annual good faith estimate of such Costs and Expenses prepared by CanWest and approved by the board of directors of CW Media rather than actual Costs and Expenses for the applicable month, provided that no less frequently than annually such estimated Costs and Expenses shall be reconciled against actual Costs and Expenses for the applicable period and any net difference adjusted either by payment by the Service Recipient to the Service Provider or by set off against future invoices, as applicable.

(d)
Costs and Expenses to be charged by CanWest and its Affiliates, other than the Contributed Business or the Contributed Entity, to CW Media and its Subsidiaries or to the Contributed Business or the Contributed Entity shall be determined in accordance with the methodologies set out in Schedule A.

(e)
For the avoidance of doubt, any Costs or Expenses incurred in respect of Services provided by the Contributed Business or the Contributed Entity shall be charged by and paid to the Contributed Business or the Contributed Entity, as the case may be, rather than CanWest.

4.2	Sales Taxes

Each Service Recipient will pay, or cause one or more of its Subsidiaries to pay, all federal and provincial sales tax, goods and services tax, and all other like taxes payable in respect of the provision of the Services provided pursuant to this Agreement in addition to the applicable Costs and Expenses (except to the extent that such Costs and Expenses already reflect such taxes).

4.3	Failure to Pay when Due

Any amount payable to a Service Provider under this Agreement and which is not remitted to such Service Provider when so due will remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment), at a rate equal to the Prime Rate per annum from the date payment is due until the date payment is made.

4.4           Tax Status of Payments

If any payment made by a Service Recipient pursuant to this Agreement, including any amounts payable pursuant to Section 8.1, is deemed by the Excise Tax Act (Canada) to include goods and services tax or harmonized sales tax, or is deemed by any applicable provincial or territorial legislation to include a similar value added or multi-staged tax, the amount of such payment shall be increased accordingly.

4.5	Goods and Services Tax and Harmonized Sales Tax Registration

(a)	CanWest is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(b)	CW Media and its Subsidiaries are duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax.

ARTICLE 5

ACTIVITIES OF CANWEST

5.1	Standard of Care and Delegation

(a)
In exercising its powers and discharging its duties under this Agreement, each Service Provider will exercise that degree of care, diligence and skill that a reasonably prudent supplier having responsibilities of a similar nature would exercise in comparable circumstances.

(b)
A Service Provider may delegate specific obligations under this Agreement to any of its Affiliates (including, in the case of CanWest, the Contributed Entity) or retain any other Person to provide the Services, provided that such delegation or third party retainer will not relieve such Service Provider of any of its obligations under this Agreement.

(c)
Notwithstanding Section 5.1(b), a Service Provider will not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any third party that has been retained to provide or assist in providing a Service (except as set forth in Section 5.1(d)), provided that in retaining the third party, such Service Provider acted in accordance with Section 5.1(a).  Where possible, each Service Provider will structure its retainer of a third party in a manner that will permit the Service Recipient or one or more of its Subsidiaries to bring an action directly against the third party.

(d)
Each Service Provider shall indemnify and save harmless each of its Service Recipient and such Service Recipient’s Affiliates and direct or indirect equity holders (other than such Service Provider or its Affiliates) and any Person who is serving or shall have served as a director, officer, agent, contractor or employee of such Service Recipient or its Affiliates from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the gross negligence or fraud of any third party that has been retained to provide or assist in providing any Services.  The foregoing right of indemnification shall not be exclusive of any other rights to which any indemnified party may be entitled as a matter of law or equity or which may be lawfully granted to such indemnified party.

5.2	Reliance

In carrying out its duties under this Agreement, provided a Service Provider has acted in accordance with the standard of care set out in Section 5.1(a), such Service Provider and its Affiliates (including, in the case of CanWest, the Contributed Business and the Contributed Entity) and any other Persons retained by such Service Provider to provide Services shall be entitled to rely upon:

(a)	statements of fact of other Persons (any of which may be Affiliates of such Service Provider) that are considered by such Service Provider, acting reasonably, to be knowledgeable of such facts; and

(b)
statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert (each, an “Expert”) selected by such Service Provider, provided that:

(i)	such Service Provider exercised reasonable care and diligence in selecting such Expert; and

(ii)	the statements, opinion, advice or information relate to matters within the scope of the Expert’s field of expertise.

Each Service Provider may reasonably rely, and will be protected in acting, upon any instruments or other documents believed by it to be genuine and in force.

5.3	No Liability

Subject to Section 5.1(d), a Service Provider and its Affiliates (including, in the case of CanWest, the Contributed Business and the Contributed Entity) shall not be liable, answerable or accountable to its Service Recipient, any of such Service Recipient’s Subsidiaries or any direct or indirect shareholder of such Service Recipient or any of its Subsidiaries for any loss or damage resulting from, incidental to or relating to the provision of Services, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by such Service Provider to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful breach or gross negligence of such Service Provider or its Affiliates (including, in the case of CanWest, the Contributed Business or the Contributed Entity) in performing its obligations under this Agreement.

Article 6

ACCESS RIGHTS AND AUDIT RIGHTS

6.1	Access Rights and Audit Rights

(a)
Each Service Recipient shall provide and shall cause its Subsidiaries to provide to its Service Provider and its Affiliates (including, in the case of CanWest, the Contributed Business or the Contributed Entity) and their employees, agents and contractors with continued and uninterrupted access during normal business hours to the property, assets and personnel of such Service Recipient and its Subsidiaries, including documents and records, as is necessary to permit such Service Provider, its Affiliates (including, in the case of CanWest, the Contributed Business or the Contributed Entity) and any Persons retained by such Service Provider to provide or assist in the provision of Services and generally to be able to perform its obligations under this Agreement.

(b)
Upon request of either CW Media or GSCP, and at the expense of GSCP, CanWest and its Affiliates (including, in the case of CanWest, the Contributed Business or the Contributed Entity) shall provide one or more members of the GS Team or, at the request of any member of the GS Team, an independent auditing firm acting on behalf of CW Media or GSCP with access, during normal business hours, to the property, assets and personnel of CanWest and its Affiliates (including the Contributed Business or the Contributed Entity), including documents and records, as is necessary to substantiate the amount of Costs and Expenses that is to be reimbursed hereunder, provided that the members of the GS Team and such independent auditing firm, as applicable, agree to maintain the confidentiality of information relating to CanWest and its Affiliates (except to the extent required to report the results of their enquiries to CW Media or GSCP or in connection with any dispute resolution procedures with respect to any disputes arising as a result of such audit).

ARTICLE 7

INDEMNIFICATION

7.1	Indemnification

Each Service Recipient shall, and shall cause each of its Subsidiaries to, indemnify and save harmless each of its Service Providers and their Affiliates (including, in the case of CanWest, the Contributed Business and the Contributed Entity) and any Person who is serving or shall have served as a director, officer, agent, contractor or employee of such Service Provider or its Affiliates (including, in the case of CanWest, the Contributed Business or the Contributed Entity) (each an “Indemnified Party”) from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) in respect of any proceedings brought by a third party of any kind or nature whatsoever (collectively, “Claims”) incurred by, borne by or asserted against any of the Indemnified Parties in any way arising from or related in any manner to this Agreement or the provision of Services, except to the extent such Claims arise from the fraud or gross negligence of such Indemnified Party.  The foregoing right of indemnification shall not be exclusive of any other rights to which any Indemnified Party may be entitled as a matter of law or equity or which may be lawfully granted to such Indemnified Party.

ARTICLE 8

DISPUTE RESOLUTION

8.1	Dispute Resolution

The Parties will in good faith attempt to resolve any controversy or dispute arising out of or relating to this Agreement, its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any party to this Agreement (a “Dispute”), as expeditiously as possible without disrupting the provision of Services pursuant to this Agreement, including by escalating the discussions or negotiations with respect to any such Dispute within their respective organizations, prior to referring any such Dispute to arbitration  pursuant to Section 8.2.  Notwithstanding any unresolved Dispute, including any such Dispute referred to arbitration pursuant to Section 8.2, each Service Provider shall continue to provide Services in accordance with this Agreement, and each Service Recipient shall continue to make payments in accordance with this Agreement so as to facilitate the continued operation of the respective businesses of the Parties pending the resolution of such Dispute.

8.2	Arbitration

(a)
Subject to Section 8.1, any Dispute shall be referred to and determined by arbitration before a single arbitrator to be administered by ADR Chambers Inc., based in the City of Toronto, in accordance with its Arbitration Rules and the Ontario Arbitration Act, 1991 (the “Arbitration Act”).

(b)	The seat of the arbitration shall be Ontario and hearings shall be conducted in the City of Toronto.

(c)
A Party to the arbitration (the “Appellant”) may appeal an award on a question of law or a question of mixed fact and law by delivering a written notice of appeal (“Notice of Appeal”) to the party opposite (the “Appeal Respondent”) within 10 days of receipt of the award.  With the Notice of Appeal, the Appellant shall name three persons whom the Appellant is prepared to nominate as appeal arbitrators, each of such persons to be a former appellate judge of the Ontario Court of Appeal or the Supreme Court of Canada (an “Appeal Arbitrator”).  Within seven days of the receipt of the Notice of Appeal, the Appeal Respondent shall by written notice to the Appellant select one or more of the three persons named by the Appellant or provide the Appellant with a list of three persons who are Appeal Arbitrators.  Within seven days of receipt of the Appeal Respondent’s list, by written notice to the Appeal Respondent, the Appellant shall select one or more of such persons and/or provide a further list of three Appeal Arbitrators.  The Parties shall continue to exchange lists of three Appeal Arbitrators in this fashion until three Appeal Arbitrators are selected.  If the parties are unable to agree upon three Appeal Arbitrators within 20 days of the receipt by the Appeal Respondent of the Notice of Appeal, each party shall appoint one Appeal Arbitrator, and the two Appeal Arbitrators thus appointed shall appoint a third Appeal Arbitrator.  Where the two Appeal Arbitrators fail to agree on the third Appeal Arbitrator within 10 days of their appointment, either Party may provide copies of the exchanged lists to ADR Chambers Inc. which shall appoint the third Appeal Arbitrator.  Where an appeal is taken, the award of the Appeal Arbitrators shall be final and binding upon the Parties and there shall be no further right of appeal.  The award of the Appeal Arbitrators shall be an arbitral award under the Arbitration Act.

(d)
Arbitration in accordance with the provisions of this Section 8.1 shall be the sole dispute resolution mechanism in respect of any Dispute except it is not incompatible with this arbitration agreement for any Party to request, before or during the arbitral proceedings, from a competent court any interim, provisional or conservatory relief and for the court to grant such relief.

(e)
The Parties undertake as a general principle to keep confidential all information concerning the existence of the arbitration, all awards or appeals in the arbitration, all materials in the proceedings created or used for the purpose of the arbitration, and all materials and information produced during the arbitration and not in the public domain (“Confidential Arbitration Information”) save and to the extent that disclosure may be required of a Party by legal duty, to protect or pursue a legal right or to enforce or set aside an award in bona fide Proceedings before a competent court. Each Party shall obtain and deposit with the arbitrator a signed confidentiality undertaking from its legal counsel, independent experts and consultants regarding the Confidential Arbitration Information.

ARTICLE 9

TERM AND TERMINATION

9.1	Term

Unless CanWest receives a written notice from GSCP no later than September 30, 2010 expressing its desire to extend the term of this Agreement (on terms to be negotiated by CanWest and GSCP at such time), this Agreement shall terminate on the Combination Date (as defined in the Shareholders Agreement), unless earlier terminated in accordance with Section 9.2 or Section 9.3.

9.2	Termination by CanWest

CanWest may terminate this Agreement:

(a)	without cause, at any time when CanWest is no longer a shareholder, directly or indirectly, in CW Media;

(b)	in the event of a material breach by CW Media of its obligations under this Agreement which is not cured within 30 days of receipt of Notice of that breach from CanWest; or

(c)	immediately, without prior Notice, if an Insolvency Event occurs with respect to CW Media.

9.3	Termination by CW Media

CW Media may terminate this Agreement:

(a)	without cause, at any time when CanWest is no longer a shareholder, directly or indirectly, in CW Media;

(b)	in the event of a material breach by CanWest of its obligations under this Agreement which is not cured within 30 days of receipt of Notice of that breach from CW Media; or

(c)	immediately, without prior Notice, if an Insolvency Event occurs with respect to CanWest.

9.4	Survival of Certain Obligations

The provisions of Article 7, Article 8 and Section 10.3 shall survive the termination of this Agreement.

ARTICLE 10

GENERAL

10.1	Force Majeure

Notwithstanding any other provision of this Agreement, if by reason of Force Majeure any Party is unable, wholly or in part, to perform or comply with its obligations under this Agreement, that Party shall be relieved of liability and will suffer no prejudice for failing to perform or comply or for delaying performance or compliance during the continuance and to the extent of the inability so caused by the Force Majeure, provided that the Party claiming Force Majeure gives the other Party prompt Notice and reasonably full particulars of that Force Majeure, including, where possible, advance notice of such event.  The Party claiming Force Majeure:

(a)	will only be relieved from performance or compliance after receipt of Notice by the other Party;

(b)
will use all commercially reasonable efforts to remedy the situation and remove, so far as possible and with reasonable dispatch, the cause of its inability to perform or comply, provided that there will be no obligation on it to settle labour disputes or refrain from taking steps to lock out employees if legally entitled to do so; and

(c)	will give prompt Notice to the other Party of the cessation of the event of Force Majeure.

10.2	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)           in the case of a Notice to CanWest at:

CanWest MediaWorks Inc.

3100, CanWest Global Place

201 Portage Avenue

Winnipeg, MB  R3B 3L7

Canada

Attention:                                General Counsel

Fax:                      (204) 947-9841

E-mail:                      rleipsic@canwest.com

with a copy to (which shall not constitute notice):

Osler, Hoskin & Harcourt LLP

Box 50, One First Canadian Place

Toronto, ON  M5X 1B8

Attention:                                Linda Robinson

Fax:                      (416) 862-6666

E-mail:                      lrobinson@osler.com

(b)	in the case of a Notice to CW Media, by Notice to CanWest at the address in clause (a) of this Section 10.2 and to GSCP at:

GS Capital Partners VI Fund, L.P.

85 Broad Street

New York, NY 10004

U.S.A.

Attention:                                Gerry Cardinale

Fax No.:                      (212) 357-5505

E-mail:                      gerry.cardinale@gs.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt.  However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

10.3	Non-Solicit/No-Hire

For so long as GSCP or any of its Affiliates is a direct or indirect shareholder of CW Media or its Affiliates, CanWest agrees that neither it nor its Affiliates will solicit to hire or hire any employees of the Corporation or any of its Subsidiaries; provided, however, that (a) the non-solicit and no-hire restrictions shall not apply with respect to any Person who has resigned from employment with the Corporation or its Subsidiaries (provided that none of CanWest, its Affiliates or its or their respective employees or representatives discussed (prior to such resignation) with such Person the prospect of future employment opportunities with CanWest or its Affiliates), (b) the non-solicit restriction shall not apply to general advertisements or other similar employment searches that are not specifically targeted towards a particular employee or employees of the Corporation or any of its Subsidiaries, and (c) the non-solicit and no-hire restrictions shall not apply to the extent any such Person is solicited or hired to work in the Contributed Business or by the Contributed Entity.

10.4	Assignment, Successor and Assigns

(a)	No Party shall transfer or assign this Agreement or any of its rights or obligations under this Agreement except with the written consent of the other Party or as provided in this Section 10.4.

(b)	Each Party may assign this Agreement as security for any secured obligation of such Party.

(c)	Each Party shall be required to transfer or assign this Agreement to a successor to all or substantially all of the Business.

(d)
CanWest may, at any time, upon prior written Notice to CW Media, transfer or assign this Agreement in whole or in part to an Affiliate (including the Contributed Entity), provided that such transfer or assignment shall not release CanWest from its obligations under this Agreement.

(e)	CanWest will not sell or permit the sale of the shares of any Affiliate to whom it has assigned this Agreement except as part of a sale of all or substantially all of its business.

(f)	This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of the amalgamation of any Party) and permitted assigns.

10.5	Amendments and Waivers

No amendment to or supplement of this Agreement shall be valid or binding unless set forth in writing and duly executed by each Party and GSCP.  No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give such waiver and GSCP and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

10.6	Further Assurances

The Parties will, with reasonable diligence, do all reasonable things and provide all reasonable assurances as may be required to facilitate the transactions contemplated by this Agreement, and each Party will provide all further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

10.7           Relationship of Parties

Nothing in this Agreement shall be construed to constitute a partnership, trust, association or fiduciary relationship between the Parties or to impose any trust or fiduciary duties, obligations or liabilities between the Parties.

10.8	Third Party Beneficiaries

For so long as GSCP or its Affiliates is a direct or indirect shareholder of CW Media or its Affiliates, GSCP shall be a third-party beneficiary of this Agreement.

10.9	Assignment

Except as may be expressly provided in this Agreement, no Party may assign this Agreement or any of the benefits, rights or obligations under this Agreement or enter into any participation agreement with respect to the benefits under this Agreement without the prior written consent of the other Parties.

10.10	Osler, Hoskin & Harcourt LLP Acting for More than One Party

Each of the Parties to this Agreement has been advised and acknowledges to each other and to Osler, Hoskin & Harcourt LLP (“Osler”) that (a) Osler is acting in connection with this Agreement (and all other agreements between the Parties being entered into as at the date of this Agreement) as counsel to and jointly representing CW Media and CanWest (each a “Client” and, collectively, the “Clients”), (b) in this role, information disclosed to Osler by one Client will not be kept confidential and will be disclosed to each of the Clients and each of the Parties consents to Osler so acting, and (c) should a conflict arise between the Clients, Osler may not be able to continue to act for either of the Clients.

10.11	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

10.12	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

[The remainder of this page has intentionally been left blank.]

IN WITNESS OF WHICH the Parties have duly executed this Agreement.

CANWEST MEDIAWORKS INC.
By:	"Riva Richard"
Name: Riva Richard Title: Assistant Secretary
By:	"Richard Leipsic"
Name: Richard Leipsic Title: Senior Vice President

CW MEDIA INC.
By:	"Riva Richard"
Name: Riva Richard Title: Secretary
By:
Name: "Richard Leipsic" Title: Vice President

SCHEDULE A

METHODOLOGY FOR DETERMINING COSTS AND EXPENSES

(For the avoidance of doubt, all references to “Costs” and “Expenses” in this Schedule are to those terms as they are defined in Section 1.1 of this Agreement, and in case of any inconsistency between this Schedule and the remainder of this Agreement, the remainder of this Agreement shall govern except with respect to the last sentence of this Schedule, which shall control in case of any inconsistency with the remainder of this Agreement.)

Service Description:

To the extent not otherwise available from within CW Media’s or its Subsidiaries’ internal resources, CanWest shall provide or perform, or cause its Affiliates (including the Contributed Business and the Contributed Entity) to provide or perform, such management and advisory services as are necessary or desirable to ensure the efficient and effective day-to-day operation of CW Media, its Subsidiaries and of each of the specialty television channels (each, a “Channel”) that are owned and/or operated by CW Media and its Subsidiaries and such management and advisory services shall include the following tasks and functions relating to:

(a)	general management, including assistance and advice concerning management decisions for CW Media, its Subsidiaries and Channels;

(b)	assistance and advice regarding capital asset management, including the acquisition of broadcasting equipment, and management of owned and leased premises;

(c)
assistance and advice regarding financial reporting, including guidance related to accounting policies and practices, financial disclosure, financial reporting, regulatory filing requirements (as may be applicable) and preparation of interim and annual financial statements and Management Discussion and Analysis;

(d)	assistance and advice regarding accounting matters, including accounts payable and receivable management, program rights accounting and management and fixed asset accounting;

(e)
assistance and advice regarding treasury matters, including banking, pension fund management and administration (as may be applicable), cash flow management and forecasting, debt financing and hedging;

(f)
assistance and advice regarding tax planning and compliance matters relating to Canadian and foreign taxes and duties, including advice and assistance in preparation of tax filings and sales tax administration;

(g)
assistance and advice regarding legal, regulatory and compliance matters, including (as may be applicable):  (i) securities laws compliance, (ii) corporate secretarial services, (iii) maintenance of corporate records, (iv) intellectual property compliance, maintenance of intellectual property, prosecution of existing and new trade-marks, (v) professional development and evaluation of the personnel in the legal department of CW Media and its Subsidiaries, (vi) any legal service not otherwise available from within CW Media’s and its Subsidiaries’ internal resources which CW Media or its Subsidiaries requests in writing that CanWest provide and which CanWest agrees to provide, and (vii) any legal service which CanWest directs in writing is to be referred to CanWest for service;

(h)	assistance and advice regarding internal audit matters (as may be applicable), including the documentation and testing of internal control procedures;

(i)	assistance and advice regarding the development of the image and/or brand of CW Media, its Subsidiaries and each Channel;

(j)
assistance and advice regarding the planning and organization of the programming of each Channel, incluidng the production/post-production of each Channel’s own programming and of all interstitials and graphics;

(k)	assistance and advice regarding broadcasting and technical services, including the operation of the network operations centre;

(l)	assistance and advice regarding marketing, sales planning, research and advertising sales;

(m)
assistance and advice regarding human resources and payroll services, including management and related filings (eg., T4s, ROEs) and disability and other employee benefits administration, and labour relations services;

(n)
assistance and advice regarding information technology support services, including:  (i) maintenance of internal LANs and data and voice connections to the WAN, (ii) information technology consulting services, (iii) software and hardware procurement, customization, development and configuration services, (iv) service bureau, back-up, help lines, and nightly operations services, and (v)hosting, development and maintenance of the websites;

(o)	assistance and advice regarding on-line technology, web hosting and content development;

(p)	assistance and advice regarding on-air and other promotions, advertising and public relations;

(q)	assistance and advice regarding viewer, subscriber and distributor relations, including the negotiation and management of affiliate agreements regarding the distribution of each Channel;

(r)	assistance and advice regarding corporate development matters, including merger and acquisition advisory and corporate finance matters; and

(s)	assistance and advice regarding all other day-to-day operations, as may be required.

Methodology:

Costs and Expenses associated with the provision of Services by a Service Provider or by any third party engaged by a Service Provider, shall be determined in accordance with the following methodology:

(a)
Except as specifically provided below, Costs and Expenses shall be allocated based on an analysis, to be performed annually, of the effort or resources expended to provide such Services in relation to the total effort or resources expended by the relevant resource during the relevant period (an “efforts analysis”).

(b)
Costs and Expenses incurred by CanWest or its Affiliates (other than the Contributed Entity or the Contributed Business) in respect of the following Services shall be determined using the following approach:

Information Technology Support Services:
(i)	System Management Services •Includes server management services in respect of Windows, Unix and storage management	Allocated based upon efforts analysis, server allocations and number of mailboxes
(ii)	Telecom Management Services •Includes PBX administration	Allocated based upon anticipated usage
(iii)	Network Management Services •Includes firewalls, internet, outlook web access, dial-up services, virtual private network, wide area network and wireless technologies	Allocated based upon bandwidth requirements and efforts analysis
(iv)	Architecture Management Services •Includes application architecture, enterprise architecture, research and development and technology planning	Allocated based upon efforts analysis
(v)	Co-location Site •Includes rent and networking	Allocated based upon number of servers on site and network connectivity requirements
(vi)	Security •Includes crisis response; disaster recovery and business resumption; and IT investigations	Allocated based upon number of mailboxes
(vii)	Applications	Allocated based upon number of transactions
(viii)	Service Desk	Allocated based upon headcount
(ix)	Project Management	Allocated based upon efforts analysis
(x)	IT Business Management Services	Allocated based upon headcount and efforts analysis

CanWest Business Services:
(i)	Accounts Payable	Allocated based upon transaction volume (number of invoices processed)
(ii)	Accounts Receivable	Allocated based upon efforts analysis
(iii)	Payroll	Allocated based upon transaction volume (number of employees paid)
(iv)	Accounting	Allocated based upon efforts analysis

The reimbursement of Costs and Expenses is not intended to provide a Service Provider with any financial gain or loss.

Costs and Expenses payable by CW Media and its Subsidiaries to CanWest or its Affiliates (other than to the Contributed Business or the Contributed Entity) in respect of Services, other than Services provided by a third party engaged by CanWest or its Affiliates, shall in the aggregate not exceed an amount of $8 million per annum.